SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ______________________ SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 3)
Frederick's of Hollywood Group Inc.
(Name of Issuer)
Common Stock (Par Value $0.01 Per Share)
(Title of Class of Securities)
35582T108
(CUSIP Number)

TTG Apparel, LLC

Tokarz Investments, LLC

Michael T. Tokarz

287 Bowman, 2nd Floor

Purchase, NY 10577

(914) 251-1825

With a copy to:

Adam S. Calisoff, Esq.

Edwards Wildman Palmer LLP

225 West Wacker Drive, Suite 2800

Chicago, Illinois 60606-1229

(312) 201-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 18, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(Continued on following pages)
(Page 1 of 10 pages)

CUSIP No. 35582T108	13D/A	Page 2 of 10

(1)	NAME OF REPORTING PERSON TTG Apparel, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 9,534,449 (see Item 5)
	(8)	SHARED VOTING POWER 80,148,234 (see Item 5)
	(9)	SOLE DISPOSITIVE POWER 9,534,449 (see Item 5)
	(10)	SHARED DISPOSITIVE POWER 0 (see Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,682,683 (see Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9% (see Item 5)
(14)	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 35582T108	13D/A	Page 3 of 10

(1)	NAME OF REPORTING PERSON Tokarz Investments, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 8,386,977 (see Item 5)
	(8)	SHARED VOTING POWER 81,295,706 (see Item 5)
	(9)	SOLE DISPOSITIVE POWER 8,386,977 (see Item 5)
	(10)	SHARED DISPOSITIVE POWER 0 (see Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,682,683 (see Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9% (see Item 5)
(14)	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 35582T108	13D/A	Page 4 of 10

(1)	NAME OF REPORTING PERSON Michael T. Tokarz
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 17,921,426 (see Item 5)
	(8)	SHARED VOTING POWER 71,761,257 (see Item 5)
	(9)	SOLE DISPOSITIVE POWER 17,921,426 (see Item 5)
	(10)	SHARED DISPOSITIVE POWER 0 (see Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,682,683 (see Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9% (see Item 5)
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 35582T108	13D/A	Page 5 of 10

This Amendment No. 3 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 5, 2008, as amended by Amendment No. 1 filed May 30, 2012 and Amendment No. 2 filed September 30, 2013 (the “Schedule 13D”). The persons filing this Amendment are TTG Apparel, LLC, a Delaware limited liability company (“TTG”), Tokarz Investments, LLC, a Delaware limited liability company (“Tokarz Investments”), and Michael T. Tokarz (“Tokarz”). TTG, Tokarz Investments and Tokarz are sometimes referred to hereafter as the “Reporting Persons”. The Schedule 13D, as amended by this Amendment (the “Statement”), relates to the Common Stock, par value $0.01 Per Share (the “Common Stock”) of Frederick’s of Hollywood Group Inc., a New York corporation (the “Issuer”).

Capitalized terms used in this Amendment but not defined have the meanings given to them in the Schedule 13D. This Amendment amends the Schedule 13D as specifically set forth herein. Except as set forth below, all previous Items in the Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following paragraph:

It is anticipated that the funding (including expenses) required for the Merger (as defined below) will be up to approximately $6 million. On October 10, 2013, the Issuer, FOH Holdings, Inc., Frederick’s of Hollywood, Inc., Frederick’s of Hollywood Stores, Inc. and Hollywood Mail Order, LLC (collectively, the “Borrowers”) entered into a Fourth Amendment (the “Fourth Amendment”) to that certain Credit and Security Agreement, dated as of May 31, 2012 (as amended, supplemented, modified and in effect upon effectiveness of the Fourth Amendment, the “Credit Agreement”), by and among the Borrowers, Salus CLO 2012-1, Ltd. and Salus Capital Partners, LLC (“Lender”). The Fourth Amendment provides, among other things, for an increase in the revolving line of credit provided for under the Credit Agreement by $11,000,000, from $24,000,000 to $35,000,000. Of the $11,000,000 increase, $5,000,000 was advanced to the Company on October 10, 2013, and up to the full amount of the remaining $6,000,000 will be funded upon the consummation of the Merger. The $5,000,000 advance is to be repaid on April 10, 2014 if the Merger is not consummated by that date, or alternatively on or prior to May 31, 2015 (the “Termination Date”) pursuant to the Credit Agreement if the Merger is consummated on or before April 10, 2014. The additional $6,000,000 payment (plus any additional amount that the Lender may elect to advance in its sole discretion) is to be used for payment of the Merger Consideration (as defined in the Merger Agreement) and fees, expenses, costs and obligations incurred in connection with the Merger, and is to be repaid pursuant to the Credit Agreement on the Termination Date.

This summary of the Fourth Amendment does not purport to be complete and is qualified in its entirety by the Fourth Amendment which was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 16, 2013.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

On December 19, 2013, the Issuer announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FOHG Holdings, LLC, a Delaware limited liability company (“FOHG Holdings”), and FOHG Acquisition Corp., a New York corporation and wholly-owned subsidiary of FOHG Holdings (“Merger Sub”), dated December 18, 2013. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), and at the effective time of the Merger, each issued and outstanding share of Common Stock (other than Excluded Shares, Dissenting Shares, Affiliate Stock Options, Affiliate Company Awards and Affiliate Warrants, as each such term is defined in the Merger Agreement) will be converted into the right to receive $0.27 in cash, without interest. Consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, including obtaining the requisite approval of the Issuer’s shareholders under its constituent documents and applicable New York law.

CUSIP No. 35582T108	13D/A	Page 6 of 10

The purpose of the Merger is for FOHG Holdings to acquire all of the publicly held Common Stock of the Issuer. If the Merger is consummated, the Common Stock will no longer be publicly traded and will cease to be registered under Section 12 of the Exchange Act, and the Issuer will be privately held by FOHG Holdings. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 19 to this Schedule 13D, and is incorporated herein by reference in its entirety.

The Merger Agreement contains a number of representations and warranties that the parties thereto have made to each other. The assertions embodied in those representations and warranties are qualified by information in a confidential disclosure letter that modify, qualify and create exceptions to such representations and warranties. In addition, these representations and warranties were made as of the date of the Merger Agreement. Representations and warranties are frequently utilized as a means of allocating risks, both known and unknown, rather than to make affirmative factual claims or statements. Accordingly, persons that are not parties to the Merger Agreement should not rely on the representations and warranties as current characterizations of factual information about the Issuer, FOHG Holdings or Merger Sub.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth on each of the cover pages of this Amendment and the information set forth on or incorporated by reference in Items 3, 4 and 6 of this Statement are hereby incorporated herein by reference.

(a)           Collectively, the Reporting Persons may be deemed to beneficially own 17,921,426 shares of Common Stock, representing 10,153,299 shares of Common Stock that are held directly by the Reporting Persons and 7,768,127 shares of Common Stock underlying convertible securities that are held by one of the Reporting Persons. This aggregate amount represents approximately 38.1% of the Issuer’s outstanding Common Stock, based upon 39,273,254 shares outstanding as of November 15, 2013, as reported on the Issuer’s most recent Annual Report on Form 10-K/A filed November 22, 2013.

Of this amount:

(i) TTG is the beneficial owner of (A) 1,766,322 shares of Common Stock held directly by it; (B) 4,761,905 shares of Common Stock underlying the 50,000 shares of Series A Preferred held by it; (C) 1,506,222 shares of Common Stock underlying accrued dividends on the Series A Preferred Stock held by it; (D) 500,000 shares of Common Stock underlying the three-year Warrants described in Item 6 of this Statement; (E) 500,000 shares of Common Stock underlying the five-year Warrants described in Item 6 of this Statement; and (F) 500,000 shares of Common Stock underlying the seven-year Warrants described in Item 6 of this Statement;

CUSIP No. 35582T108	13D/A	Page 7 of 10

(ii) Tokarz Investments is the beneficial owner of 8,386,977 shares of Common Stock held directly by it; and

(iii) By virtue of his position as the controlling person of each of TTG and Tokarz Investments, Tokarz may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by TTG and Tokarz Investments.

In addition, by virtue of the arrangements described in Item 6 of this Amendment, the Reporting Persons may be deemed to share with each of HGI, HGI Funding (together with HGI, the “HGI Shareholders”), Arsenal, Fursa, William F. Harley (“Harley”) and FOHG Holdings (collectively, the “Other Shareholders”) the power to vote, or to direct the voting of, the Common Stock beneficially owned by such Other Shareholders with respect to those matters described in Item 6. Accordingly, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons may be deemed to beneficially own the 71,761,257 shares of Common Stock that are beneficially owned by the Other Shareholders (including the 17,525,380 shares of outstanding Common Stock held by such Other Shareholders and the 54,235,877 shares of Common Stock underlying either shares of Series B Convertible Preferred Stock of the Issuer (the “Series B Preferred”) or outstanding warrants or options of the Issuer exercisable within 60 days from the date of this Amendment), and the Reporting Persons and the Other Shareholders may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim any such group membership and nothing herein shall be deemed an admission by the Reporting Persons as to the existence of such a group.

If the Reporting Persons are deemed to beneficially own the 71,761,257 shares of Common Stock that are beneficially owned by the Other Shareholders, as of the date hereof, the Reporting Persons may be deemed the beneficial owner of 89,682,683 shares of Common Stock, constituting 85.9% of the class as calculated pursuant to Rule 13d-3 under the Exchange Act. In calculating this percentage, the Reporting Persons have assumed to be outstanding (and thus included in the denominator), in addition to the 39,273,254 shares of Common Stock outstanding at November 15, 2013, (a) an aggregate of 7,768,127 shares of Common Stock underlying the Series A Preferred and warrants held by such Reporting Persons, (b) 43,030,400 shares of Common Stock underlying the Series B Preferred held by one of the HGI Shareholders, (c) an aggregate of 1,000,000 shares of Common Stock underlying outstanding warrants held by Arsenal and Fursa, (d) 38,500 shares of Common Stock that Harley has the right to acquire through the exercise of share options within the next 60 days and (e) an aggregate of 10,166,977 shares of Common Stock underlying outstanding warrants held by one of the HGI Shareholders (the “HGI Warrants”). In addition, because the HGI Warrants may not be exercised unless certain “corresponding securities” not beneficially owned by the HGI Shareholders or any of the Other Shareholders are exercised or converted prior to, or simultaneously with, the exercise of the HGI Warrants, for purposes of calculating the percentage ownership of the Reporting Persons and the Other Shareholders, it is further assumed that additional convertible securities representing an aggregate of 3,160,350 shares of Common Stock which are not owned by the Reporting Persons or the Other Shareholders have been exercised, and such shares are included in the denominator. Together, the Reporting Persons have sole power to vote or direct the vote of 17,921,426 shares of Common Stock; may be deemed to share the power to vote or direct the vote of 71,761,257 shares of Common Stock (if the Reporting Persons are deemed to beneficially own the securities held by the Other Shareholders); and have sole power to dispose or direct the disposition of 17,921,426 shares of Common Stock.

CUSIP No. 35582T108	13D/A	Page 8 of 10

(b)           The information in Items 7 through 10 of each cover page to this Statement is incorporated by reference into this Item 5(b).

(c)           Except for (i) the payment in kind by the Issuer on October 26, 2013 to TTG of accrued dividends on the Series A Preferred held by TTG, in accordance with the terms of the Series A Preferred, through the issuance of 1,153 additional shares of Series A Preferred (which additional shares are convertible into 256,222 shares of the Issuer’s Common Stock at the applicable conversion price thereof), and (ii) the information set forth in Items 4 and 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

To the Reporting Persons’ knowledge, except for (i) the payment in kind by the Issuer on October 26, 2013 to HGI Funding of accrued dividends on the Series B Preferred held by HGI Funding, in accordance with the terms of the Series B Preferred, through the issuance of 3,031 additional shares of Series B Preferred (which additional shares are convertible into 1,212,400 shares of the Issuer’s Common Stock at the applicable conversion price thereof), and (ii) the information set forth in Items 4 and 6, which is incorporated by reference into this Item 5(c), the Other Shareholders have effected no transactions relating to the Common Stock during the past 60 days.

(d)-(e)      Inapplicable.

All information contained in this Amendment relating to the Other Shareholders and the shares of Common Stock beneficially owned by each of the Other Shareholders is based on information provided by the Other Shareholders or contained in publicly available filings. While the Reporting Persons have no reason to believe that such information is inaccurate or incomplete, the Reporting Persons do not assume any responsibility for the accuracy or completeness of such information.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

In connection with the transactions contemplated by the Merger Agreement, FOHG Holdings, HGI Funding, Tokarz Investments, TTG, Arsenal, Fursa and Harley entered into a Rollover Agreement (the “Rollover Agreement”) dated December 18, 2013. Pursuant to the Rollover Agreement, each of HGI Funding, Tokarz Investments, TTG, Arsenal, Fursa and Harley (the “Rollover Shareholders”) agreed, among other things, subject to the terms and conditions set forth therein, to contribute to FOHG Holdings at the Effective Time of the Merger all shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock owned by such Rollover Shareholder free and clear of all Liens (as such term is defined in the Rollover Agreement) in exchange for certain equity interests in FOHG Holdings as provided in the Rollover Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover Agreement, a copy of which is attached as Exhibit 20 to this Schedule 13D and is incorporated herein by reference.

In connection with the transactions contemplated by the Merger Agreement, the Issuer, FOHG Holdings, the Consortium Members and Harley entered into a Voting Agreement (the “Merger Voting Agreement”), dated December 18, 2013. Pursuant to the Merger Voting Agreement, each Shareholder (as defined in the Merger Voting Agreement) agreed, among other things, subject to the terms and conditions set forth therein, to vote their shares of Common Stock in support of the Merger. TTG and HGI Funding, in their capacities as holders of Series A Preferred Stock and Series B Preferred Stock, respectively, also provided their consent to the Merger and waived their rights to receive certain payments as provided in the Issuer’s Restated Certificate of Incorporation. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Voting Agreement, copy of which is attached as Exhibit 21 to this Schedule 13D, and is incorporated herein by reference in its entirety.

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In connection with the transactions contemplated by the Merger Agreement, HGI Funding and TTG entered into a Purchase and Sale Agreement (the “Series A SPA”), dated December 18, 2013. Pursuant to the Series A SPA, HGI Funding agreed, subject to the terms and conditions set forth therein, to purchase from TTG 14,900 shares of Series A Preferred Stock, for an aggregate purchase price of $1,490,000. HGI Funding’s purchase of the Series A Preferred Stock is subject to the condition subsequent that the Merger occurs as contemplated by the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Series A SPA, a copy of which is attached as Exhibit 22 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 19	Agreement and Plan of Merger, by and among FOHG Holdings, LLC, FOHG Acquisition Corp., and Frederick’s of Hollywood Group Inc., dated December 18, 2013 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on December 19,2013 by the Issuer (the “Form 8-K”)).

Exhibit 20	Rollover Agreement, by and among FOHG Holdings, LLC, HGI Funding, LLC, TTG Apparel, LLC, Tokarz Investments, LLC, Fursa Alternative Strategies LLC, Arsenal Group LLC and William F. Harley, dated December 18, 2013 (incorporated by reference to Exhibit 10.1 to the Form 8-K).

Exhibit 21	Voting Agreement, by and among FOHG Holdings, LLC, Frederick’s of Hollywood Group Inc., HGI Funding, LLC, TTG Apparel, LLC, Tokarz Investments, LLC, Fursa Alternative Strategies LLC, Arsenal Group LLC and William F. Harley, dated December 18, 2013 (incorporated by reference to Exhibit 10.2 to the Form 8-K).

Exhibit 22	Purchase and Sale Agreement, by and between HGI Funding, LLC and TTG Apparel, LLC, dated December 18, 2013 (incorporated by reference to Exhibit 10.3 to the Form 8-K).

CUSIP No. 35582T108	13D/A	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2013

TTG Apparel, LLC

By:	/s/ Michael T. Tokarz
Name:	Michael T. Tokarz
Title:	Manager

Tokarz Investments, LLC

By:	/s/ Michael T. Tokarz
Name:	Michael T. Tokarz
Title:	Manager

/s/ Michael T. Tokarz
Michael T. Tokarz